Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 14, 2011

VIA EDGAR

Mr. Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0506

Attention: Division of Investment Management

Re:	Transamerica Life Insurance Company (“Registrant”)
Transamerica Capital, Inc. (“Principal Underwriter”)
Separate Account VA X
Registration Statement on Form N-4 (“Registration Statement”)
Post-Effective Amendment No. 18
File No. 333-125817

Dear Mr. Ruckman:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and Principal Underwriter, hereby requests that the above-referenced Registration Statement electronically filed via EDGAR on Form N-4 be accelerated and declared effective on May 1, 2011, or as soon thereafter as is reasonably practicable.

TRANSAMERICA LIFE INSURANCE COMPANY

By:	/s/ Frank A. Camp
Frank A. Camp
Senior Vice President

TRANSAMERICA CAPITAL, INC.

By:	/s/ Darin D. Smith
Darin D. Smith
Assistant Vice President